SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended November, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

8 November, 2010

BRENDAN NELSON AND FRANK L. "SKIP" BOWMAN
TO JOIN THE BP BOARD

The board of BP announced today that it has appointed Brendan Nelson and Frank L. "Skip" Bowman as non-executive directors of BP p.l.c. with immediate effect. Mr Nelson will succeed Douglas Flint as Chairman of BP's Audit Committee when Mr Flint retires from the Board at the conclusion of the 2011 BP Annual General Meeting.

Carl-Henric Svanberg, chairman of BP, said: "I am delighted to announce these two important appointments. The Board has a clear task in ensuring that the company can deliver long term value for its shareholders. To do this we have to have the confidence of the countries and communities in which we work. The tragic events of 20th April and their aftermath demonstrate the challenge ahead and the skills which Skip and Brendan bring will aid us in this task.

"Skip, as a former head of the US Nuclear Navy, has had a career where safety was central to all that he did and was also a member of the Baker Panel that reviewed safety at BP's US refineries. We will clearly benefit from his long safety experience and from his knowledge of BP. Brendan brings vast financial and auditing experience to the Board and to the Audit Committee where he will replace Douglas Flint.

"Together these appointments are the next step in continuing to strengthen the Board to meet the challenges which BP faces."

Mr Nelson was admitted as a partner of KPMG in London in 1984. He served as a member of the UK Board of KPMG from 2000 to 2006 following which he was appointed Vice Chairman until his retirement in 2010. In KPMG International he held a number of senior positions including Global Chairman, Banking and Global Chairman, Financial Services. He is a non-executive director of The Royal Bank of Scotland Group plc where he is Chairman of the Group Audit Committee.

Mr Bowman served for more than 38 years in the US Navy rising to the rank of Admiral. He was director of the Naval Nuclear Propulsion Programme and, concurrently, deputy administrator - Naval Reactors in the National Nuclear Security Administration at the U.S. Department of Energy.  Following his navy career Mr Bowman was president and chief executive officer of the Nuclear Energy Institute. He served as a member of the BP Independent Safety Review Panel and the BP America External Advisory Council.  Mr Bowman is a director of Naval & Nuclear Technologies, LLP and president of Strategic Decisions, LLC

Notes to editors:

•
Mr Nelson has been a director of the Financial Services Skills Council since 2008. He served six years as a Member of the Financial Services Practitioner Panel. He is a Scottish Chartered Accountant and he has served as a Member of the Council of the Institute of Chartered Accountants of Scotland.

•
Mr Bowman serves on the board of directors of Morgan Stanley Mutual Funds, the National Security Advisory Council of the Center for U.S. Global Engagement and on the MIT Nuclear Engineering Visiting Committee. Mr Bowman is a graduate of Duke University and completed a master's program in nuclear engineering and naval architecture/marine engineering at the Massachusetts Institute of Technology in 1973.

-ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 8 November 2010

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary